UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Grupo Televisa Announces the Payment at Maturity of U.S.$219,438,000 of the Outstanding Principal Amount of its 6.625% Senior Notes Due 2025
CUSIP No.: 40049JAV9
ISIN No.: US40049JAV98

Mexico City, March 18, 2025 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”, NYSE: TV; BMV: TLEVISA CPO) announces that it has completed payment of U.S.$219,438,000 for the remaining principal amount of its 6.625% Senior Notes maturing on March 18, 2025. The payment was hedged at an exchange rate of approximately Ps.17.81 Mexican pesos per U.S. dollar, and the principal amount was paid with cash, reducing the amount of the Company’s debt.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO TELEVISA, S.A.B.
(Registrant)

Date: March 19, 2024	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel